SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of November 15, 1984 BELL CANADA and THE ROYAL TRUST COMPANY Trustee TENTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	2
1.02	Amendment of Original Trust Indenture	2
1.03	Definitions	2

ARTICLE TWO
ISSUE OF SERIES DN DEBENTURES

2.01	Limit of Issue and Designation	3
2.02	Forms and Terms of Series DN Debentures	3
2.03	Issue of Series DN Debentures	3
2.04	Notice to Series DN Debentureholders	3

ARTICLE THREE
REDEMPTION OF SERIES DN DEBENTURES

3.01	Limitation on Redemption	5
3.02	Redemption on and after November 15, 1989	5
3.03	Purchase of Series DN Debentures	5

ARTICLE FOUR
FORMS OF SERIES DN DEBENTURES

4.01	Form of Coupon Debenture	6
4.02	Form of Fully Registered Debenture	16

ARTICLE FIVE
EXECUTION

5.01	Counterparts and Formal Date	26

THIS TENTH SUPPLEMENTAL TRUST INDENTURE made as of November 15, 1984

BETWEEN
BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montreal, in the Province of Quebec, herein called the “Corporation”

OF THE FIRST PART

—and—

THE ROYAL TRUST COMPANY, a trust company incorporated under the laws of the Province of Quebec and having its head office in the City of Montreal in the said Province, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued (U.S.) $60,000,000 principal amount of 8 3/4% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7 3/4% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10 3/4% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10 1/2% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989 and $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.04 thereof, the directors of the Corporation have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Tenth Supplemental Trust Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Tenth Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debentures when certified by the Trustee and issued as provided in this Tenth Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Original Trust Indenture and this Tenth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01
ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Tenth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Tenth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Tenth Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Tenth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Amendment of Original Trust Indenture. Section 1.01 of Article One of the Original Trust Indenture is hereby amended by deleting therefrom the definition of “director” and replacing the same by the following:

     “director” means a director of the company for the time being, and reference without more to action by or a resolution of the directors means action by or a resolution of the directors of the company as a board or, whenever duly empowered, action by or a resolution of any committee of the board;”.

     SECTION 1.03. Definitions. In this Tenth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

      “12.65% Debentures, Series DN, Due 2003” and “Series DN Debentures” mean the $125,000,000 aggregate principal amount of 12.65% Debentures, Series DN, Due 2003 referred to in section 2.01 hereof, including Debentures issued in substitution for any such Debentures; and “coupons” means the interest coupons attached or pertaining to the Series DN Debentures.

SECTION 2.01
ARTICLE TWO Issue of Series DN Debentures

     SECTION 2.01. Limit of Issue and Designation. A series of Debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $125,000,000 principal amount in lawful money of Canada and hereby designated “12.65% Debentures, Series DN, Due 2003”.

     SECTION 2.02. Forms and Terms of Series DN Debentures. The Series DN Debentures shall be issued as coupon Debentures, registrable as to principal only, in denominations of $1,000 and $25,000 and as fully registered Debentures in denominations of any multiple of $1,000; shall be in both the English and French languages and be in or substantially in either of the forms set forth in Article Four; each of the Series DN Debentures shall be dated November 15, 1984; shall be payable in lawful money of Canada on November 15, 2003, or on such earlier date as it may be called for redemption, at any branch in Canada of Bank of Montreal, at the holder’s option, and shall bear interest payable at any one of the said places at the holders option in like money at the rate of 12.65% per annum; the first of such interest payments to be made on May 15, 1985 and thereafter half-yearly on November 15 and May 15 in each year; shall be redeemable at the option of the Corporation upon the terms stated in Article Three hereof; and shall bear such distinguishing letters and numbers as the Trustee shall approve.

     SECTION 2.03. Issue of Series DN Debentures. Series DN Debentures to the aggregate principal amount of $125,000,000 in definitive form may forthwith and from time to time be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

     SECTION 2.04. Notice to Series DN Debentureholders. The Trustee shall, within 90 days after the occurrence of a default, give to all holders of Series DN Debentures notice (in the manner provided in Article Twelve of the Original Trust Indenture) of all defaults known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term “defaults” for the purpose of this section 2.04 being hereby defined to be the events specified in subsections (a), (b), (c), (d), (e) and (f) of section 6.01 of the Original Trust Indenture, not including periods of grace, if any, provided for therein and irrespective of the giving of the notice specified in subsection (d) of section 6.01 of the Original Trust Indenture);

SECTION 2.04

and provided that, except in the case of default in the payment of the principal of or premium, if any, or interest on any of the Series DN Debentures, the Trustee shall be protected in withholding such notice if and so long as the board of directors or trustees, or the executive committee thereof, of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Series DN Debentures.

SECTION 3.01
ARTICLE THREE Redemption of Series DN Debentures

     SECTION 3.01. Limitation on Redemption. The Corporation shall have no right to redeem the Series DN Debentures prior to November 15, 1989.

     SECTION 3.02. Redemption on and after November 15,1989.

     (1) On and after November 15, 1989, except as provided in subsection (2), the Corporation shall have the right at its option, and upon prior notice of not less than thirty (30) days nor more than sixty (60) days, to redeem prior to their maturity at any time the whole or from time to time any part of the Series DN Debentures for the time being outstanding in lawful money of Canada at prices equal to the following percentages of the principal amount thereof, together with accrued interest to the date fixed for redemption:

If redeemed during the		If redeemed during the twelve-
twelve-month period		month period
ending November 14	Percentage	ending November 14	Percentage

1990	108.40	1997	102.45
1991	107.55	1998	101.60
1992	106.70	1999	100.80
1993	105.85	2000	100.00
1994	105.00	2001	100.00
1995	104.15	2002	100.00
1996	103.30	2003	100.00

     (2) No Series DN Debentures shall be redeemed pursuant to this section prior to November 15, 1998, unless the Corporation shall have filed with the Trustee a certified resolution declaring that such Series DN Debentures are not being redeemed by the application, directly or indirectly, of funds obtained by the Corporation through borrowing having an effective interest cost of less than 12.65% per annum, or in anticipation of such borrowing.

     SECTION 3.03. Purchase of Series DN Debentures. The Corporation shall have the right at any time and from time to time to purchase Series DN Debentures in the market, by tender or by private contract at prices not exceeding 108.40% of the principal amount thereof in the case of purchases made prior to November 15, 1989 and thereafter at prices not exceeding the redemption price applicable at the time of purchase, plus in each instance accrued interest thereon to the date of purchase and costs of purchase.

SECTION 4.01
ARTICLE FOUR Forms of Series DN Debentures
     SECTION 4.01. Form of Coupon Debenture. The form of the coupon Debenture for the Series DN Debentures, the Trustee’s certificate and the interest coupon pertaining thereto shall be substantially as follows in English and/or in French:

No. $
BELL CANADA 12.65% DEBENTURE, SERIES DN, DUE 2003

     BELL CANADA (hereinafter called the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to the bearer hereof or, if registered, to the registered holder hereof on November 15, 2003, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, the principal sum of DOLLARS in lawful money of Canada (together with such further sum, if any, as may be payable by way of premium) on presentation and surrender of this Debenture at any branch in Canada of Bank of Montreal, at the holder’s option, and to pay interest on the said principal sum from the date hereof at the rate of 12.65% per annum in like money at any one of the said places, at the holder’s option, half-yearly on May 15 and November 15 in each year, commencing May 15, 1985, until the payment of the said principal sum, upon presentation and surrender of the respective interest coupons pertaining hereto as they severally become due; and should the Corporation at any time make default in the payment of any principal of, or premium or interest on this Debenture, to pay interest on the amount in default at the same rate, in like money, at the same places and half-yearly on the same dates.

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) made as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (hereinafter called the “Trustee”). The 12.65% Debentures, Series DN, Due 2003 (herein sometimes referred to as the “Series DN Debentures”), of which this is one, are limited to an aggregate principal amount of

SECTION 4.01

$125,000,000 in lawful money of Canada and mature on November 15, 2003. The aggregate principal amount of Debentures of other series which may be issued under the Trust Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Trust Indenture.

     This Debenture and all other Debentures certified and delivered under the Trust Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Trust Indenture for particulars of the rights of the holders of Debentures and of the Corporation and of the Trustee in respect hereof and the terms and conditions upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series DN Debentures may not be redeemed for any purpose prior to November 15, 1989. On and after November 15, 1989, the Series DN Debentures may be redeemed at the option of the Corporation in whole or from time to time in part upon prior notice of not less than thirty (30) days nor more than sixty (60) days, all as provided in the Trust Indenture, at prices equal to the following percentages of the principal amount thereof plus accrued interest to the date fixed for redemption:

If redeemed during the		If redeemed during the
twelve-month period		twelve-month period
ending November 14	Percentage	ending November 14	Percentage

1990	108.40	1997	102.45
1991	107.55	1998	101.60
1992	106.70	1999	100.80
1993	105.85	2000	100.00
1994	105.00	2001	100.00
1995	104.15	2002	100.00
1996	103.30	2003	100.00

provided that the Corporation shall not redeem any Series DN Debentures prior to November 15, 1998 if such redemption would be made by the application directly or indirectly of funds obtained through borrowing having an effective interest cost of less than 12.65% per annum, or in anticipation of such borrowing.

     The right is reserved to the Corporation, subject to the terms and conditions set forth in the Trust Indenture, to purchase Series DN Debentures in the market, by tender or by private contract.

SECTION 4.01

     In case an event of default, as defined in the Trust Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Trust Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Trust Indenture. The Trust Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

     Upon presentation at the principal office of the Trustee in St. John’s, Halifax, Charlottetown, Saint John, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver, subject to the provisions of the Trust Indenture and upon compliance with the reasonable requirements of the Trustee: (1) coupon Debentures may be exchanged for fully registered Debentures without coupons and vice versa, and Debentures of any denomination may be exchanged for Debentures of any other authorized denomination, in each case of the same series and of the same aggregate principal amount; (2) coupon Debentures may be registered as to principal only and if so registered may be discharged from registry; and (3) a registered Debenture may be transferred by the registered holder thereof or his executors, administrators or other legal representatives or his or their attorney duly appointed in writing. A coupon Debenture, unless it has been registered as to principal and such registration noted thereon, shall be payable to bearer and pass by delivery, and notwithstanding such registration the coupons when detached therefrom shall continue to be payable to bearer and pass by delivery.

     This Debenture and the coupons pertaining hereto shall not become obligatory for any purpose until this Debenture shall have been certified by or on behalf of the Trustee for the time being under the Trust Indenture.

SECTION 4.01
IN WITNESS WHEREOF Bell Canada has caused its corporate seal to be hereto affixed and this Debenture to be signed by its President and its Corporate Secretary and dated November 15, 1984.
BELL CANADA

Corporate Secretary	President
(Seal)

(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE
This Debenture is one of the 12.65% Debentures, Series DN, Due 2003 referred to in the Trust Indenture within mentioned.
THE ROYAL TRUST COMPANY,
Trustee

By:

Authorized Officer

SECTION 4.01
(Form of Interest Coupon) INTEREST COUPON
     BELL CANADA will pay to the bearer on May 15 (November), unless the undermentioned Debenture shall have been previously called for redemption and payment thereof duly provided for, the sum of Dollars in lawful money of Canada at any branch in Canada of Bank of Montreal, at the bearer’s option, being one-half year’s interest on its 12.65% Debenture, Series DN, Due 2003, No.

Treasurer	Coupon No. F

NOTE: The phrase “unless the undermentioned Debenture shall have been previously called for redemption and payment thereof duly provided for” shall appear only on those coupons maturing on and after November 15, 1989.

SECTION 4.01
No $
BELL CANADA DÉBENTURE À 12.65%, SÉRIE DN, ÉCHÉANT EN 2003

     BELL CANADA (ci-après appelée la «société»), pour valeur reçue, reconnaît par les présentes devoir et promet de payer au porteur de cette débenture, ou si celle-ci est immatriculée, à son porteur inscrit, le 15 novembre 2003 ou à toute date antérieure à laquelle le principal des présentes peut devenir exigible en vertu des dispositions de l’acte de fiducie mentionné ci-dessous, le montant en principal de DOLLARS en monnaie légale du Canada (plus toute somme additionnelle, le cas échéant, qui peut devenir exigible à titre de prime) sur présentation et remise de cette débenture à toute succursale au Canada de la Banque de Montréal, au choix du porteur, et de payer l’intérêt sur ledit montant en principal à compter de la date des présentes au taux de 12.65% l’an en la même monnaie, à l’un ou l’autre de ces endroits, au choix du porteur, semi-annuellement le 15 mai et le 15 novembre de chaque année, à compter du 15 mai 1985, jusqu’à ce que ledit montant en principal ait été payé, sur présentation et remise des coupons d’intérêt ci-annexés à leur date d’échéance respective. Au cas où la société ferait défaut, à tout moment, de payer le principal ou tout intérêt ou toute prime sur cette débenture, elle promet de payer l’intérêt sur le montant en défaut en la même monnaie et au même taux, aux mêmes endroits et semi-annuellement, aux mêmes dates.

     Cette débenture est l’une des débentures de la société émises ou pouvant être émises en une ou plusieurs séries en vertu des dispositions d’une convention (cette convention, ainsi que tous les actes supplémentaires ou se rattachant à celle-ci, sont ci-appelés l’«acte de fiducie») intervenue en date du 1er juillet 1976 entre la société et la Compagnie Trust Royal (ci-après appelée le «fiduciaire»), à titre de fiduciaire. Les débentures à 12.65%, série DN, échéant en 2003 (ci-après quelquefois appelées les «débentures de la série DN»), dont cette débenture fait partie, sont limitées au montant en principal global de $125,000,000 en monnaie légale du Canada et viennent à échéance le 15 novembre 2003. Le montant en principal global des débentures des autres séries qui peuvent être émises en vertu de l’acte de fiducie est illimité, mais ces débentures ne peuvent être émises que conformément aux modalités et sous réserve des conditions prévues dans l’acte de fiducie.

     Cette débenture prend rang égal et proportionnel avec toutes les autres débentures attestées et livrées en vertu de l’acte de fiducie, sans distinction,

SECTION 4.01

préférence ou priorité. Cette débenture constitue une obligation directe non garantie de la société. Il y a lieu de se reporter à l’acte de fiducie pour le détail des droits des porteurs de débentures, ceux de la société et du fiduciaire à l’égard des présentes et pour le détail des modalités et conditions en vertu desquelles les débentures sont émises et détenues, à l’ensemble desquels le porteur de cette débenture consent par son acceptation des présentes.

     La société ne peut racheter les débentures de la série DN à quelque fin que ce soit avant le 15 novembre 1989. Le 15 novembre 1989 ou après cette date, les débentures de la série DN peuvent être rachetées au gré de la société en totalité ou de temps à autre en partie, sur préavis d’au moins trente (30) jours et d’au plus soixante (60) jours, comme le prévoit l’acte de fiducie, à des prix équivalant aux pourcentages suivants du montant en principal en cause plus l’intérêt couru à la date fixée pour le rachat:

En cas de rachat		En cas de rachat
dans les 12 mois		dans les 12 mois
se terminant le		se terminant le
14 novembre	Pourcentage	14 novembre	Pourcentage

1990	108.40	1997	102.45
1991	107.55	1998	101.60
1992	106.70	1999	100.80
1993	105.85	2000	100.00
1994	105.00	2001	100.00
1995	104.15	2002	100.00
1996	103.30	2003	100.00

à la condition que la société ne rachète aucune débenture de la série DN avant le 15 novembre 1998 si ce rachat devait s’effectuer par l’emploi, direct ou indirect, de fonds obtenus au moyen d’un emprunt dont le coût effectif d’intérêt serait inférieur à 12.65% par année, ou en prévision d’un tel emprunt.

     La société se réserve le droit, conformément aux modalités et conditions contenues dans l’acte de fiducie, d’acheter des débentures de la série DN sur le marché, par appel d’offres ou par convention privée.

     Dans le cas d’un défaut, tel que le définit l’acte de fiducie, le principal et l’intérêt de toutes les débentures en cours en vertu de l’acte de fiducie peuvent être déclarés immédiatement dus et exigibles et le devenir dès lors, avec les conséquences et sous réserve des conditions contenues dans l’acte de fiducie. L’acte de fiducie contient des dispositions concernant la renonciation aux défauts

SECTION 4.01

et l’annulation de telles déclarations et précise les modalités et conditions auxquelles sont soumises ces renonciations et annulations.

     L’acte de fiducie contient des dispositions qui prévoient que tous les porteurs de débentures en cours seront liés par des résolutions adoptées aux assemblées de tels porteurs» tenues conformément à de telles dispositions, ainsi que par des écrits signés par les porteurs d’une majorité spécifiée de débentures en cours.

     Sur présentation au bureau principal du fiduciaire à St. John’s, Halifax, Charlottetown, Saint-Jean (N.-B.), Montréal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, mais sous réserve des dispositions de l’acte de fiducie et une fois satisfaites les exigences raisonnables du fiduciaire: (1) les débentures munies de coupons peuvent être échangées pour des débentures entièrement nominatives et vice versa et les débentures de toute coupure peuvent être échangées pour des débentures de toute autre coupure autorisée, dans chaque cas de la même série et pour un même montant en principal global; (2) les débentures munies de coupons peuvent être immatriculées quant au principal seulement et si elles sont ainsi immatriculées elles peuvent être libérées de cette immatriculation; et (3) une débenture immatriculée peut être transférée par son porteur inscrit ou ses exécuteurs, administrateurs ou autres représentants légaux, ou par son ou leur fondé de pouvoir dûment mandaté par écrit. Une débenture munie de coupons, à moins qu’elle n’ait été immatriculée quant au principal et qu’une telle immatriculation n’ait été notée sur celle-ci, sera payable au porteur et cessible par livraison et, nonobstant l’immatriculation, les coupons une fois détachés de la débenture continueront d’être payables au porteur et d’être cessibles par livraison.

     Cette débenture et les coupons qui s’y rapportent ne lieront la société que lorsque cette débenture aura été attestée par le fiduciaire alors en fonction en vertu de l’acte de fiducie ou au nom de celui-ci.

SECTION 4.01
EN FOI DE QUOI Bell Canada a fait apposer son sceau à cette débenture et l’a fait signer par son président et son secrétaire de la société en date du 15 novembre 1984.
BELL CANADA
Le secrétaire de la société,	Le président,
(Seal)

(Form of Trustee’s Certificate) ATTESTATION DU FIDUCIAIRE
La présente débenture est une des débentures à 12.65%, série DN, échéant en 2003, visées dans l’acte de fiducie mentionné ci-dessus.

COMPAGNIE TRUST ROYAL,
fiduciaire

Par:

signataire autorisé

SECTION 4.01
(Form of Interest Coupon) COUPON D’INTÉRÊT
     BELL CANADA paiera au porteur le 15 mai (novembre) , à moins que la débenture ci-après mentionnée n’ait été préalablement désignée aux fins de rachat et que l’on ait pourvu au paiement du prix de rachat, la somme de dollars en monnaie légale du Canada, à toute succursale au Canada de la Banque de Montréal, au choix du porteur, soit l’intérêt semi-annuel de sa débenture à 12.65%, série DN, échéant en 2003, No

Trésorier	Coupon no F

NOTE: The phrase “à moins que la débenture ci-après mentionnée n’ait été préalablement désignée aux fins de rachat et que l’on ait pourvu au paiement du prix de rachat” shall appear only on those coupons maturing on and after November 15, 1989.

SECTION 4.02
     SECTION 4.02. Form of Fully Registered Debenture. The form of the fully registered Debenture for the Series DN Debentures, the Trustee’s certificate and the transfer form thereon shall be substantially as follows in English and/or in French:

No. $

BELL CANADA 12.65% DEBENTURE, SERIES DN, DUE 2003

     BELL CANADA (hereinafter called the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to or registered assigns on November 15, 2003, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, the principal sum of DOLLARS in lawful money of Canada (together with such further sum, if any, as may be payable by way of premium) on presentation and surrender of this Debenture at any branch in Canada of Bank of Montreal, at the holder’s option, and to pay interest on the said principal sum at the rate of 12.65% per annum in like money, half-yearly on May 15 and November 15 in each year, commencing May 15, 1985, until payment of the said principal sum, from the date hereof or from the interest payment date next preceding the date of certification hereof, whichever shall be the later, unless such date of certification be an interest payment date, in which event this Debenture shall bear interest from such interest payment date, such interest to be payable at any one of the said places at the holder’s option; and should the Corporation at any time make default in the payment of the principal, premium or interest, to pay interest on the amount in default at the same rate in like money at the same places and half-yearly on the same dates. Interest hereon shall be payable (except at maturity or on redemption when interest may at the option of the Corporation be paid on surrender hereof) by cheque mailed to the registered holder hereof as provided in the Trust Indenture and, subject to the provisions of the Trust Indenture, the mailing of such cheque shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to

SECTION 4.02

as the “Trust Indenture”) made as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (hereinafter called the “Trustee”). The 12.65% Debentures, Series DN, Due 2003 (herein sometimes referred to as the “Series DN Debentures”), of which this is one, are limited to an aggregate principal amount of $125,000,000 in lawful money of Canada and mature on November 15, 2003. The aggregate principal amount of Debentures of other series which may be issued under the Trust Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Trust Indenture.

     This Debenture and all other Debentures certified and delivered under the Trust Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Trust Indenture for particulars of the rights of the holders of Debentures and of the Corporation and of the Trustee in respect hereof and the terms and conditions upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series DN Debentures may not be redeemed for any purpose prior to November 15, 1989. On and after November 15, 1989 the Series DN Debentures may be redeemed at the option of the Corporation in whole or from time to time in part upon prior notice of not less than thirty (30) days nor more than sixty (60) days, all as provided in the Trust Indenture, at prices equal to the following percentages of the principal amount thereof plus accrued interest to the date fixed for redemption:

If redeemed during the		If redeemed during the
twelve-month period		twelve-month period
ending November 14	Percentage	ending November 14	Percentage

1990	108.40	1997	102.45
1991	107.55	1998	101.60
1992	106.70	1999	100.80
1993	105.85	2000	100.00
1994	105.00	2001	100.00
1995	104.15	2002	100.00
1996	103.30	2003	100.00

provided that the Corporation shall not redeem any Series DN Debentures prior to November 15, 1998 if such redemption would be made by the application directly or indirectly of funds obtained through borrowing having an effective interest cost of less than 12.65% per annum, or in anticipation of such borrowing.

SECTION 4.02

     The right is reserved to the Corporation, subject to the terms and conditions set forth in the Trust Indenture, to purchase Series DN Debentures in the market, by tender or by private contract.

     In case an event of default, as defined in the Trust Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Trust Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Trust Indenture. The Trust Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

     Upon presentation at the principal office of the Trustee in St. John’s, Halifax, Charlottetown, Saint John, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver, subject to the provisions of the Trust Indenture and upon compliance with the reasonable requirements of the Trustee: (1) coupon Debentures may be exchanged for fully registered Debentures without coupons and vice versa, and Debentures of any denomination may be exchanged for Debentures of any other authorized denomination, in each case of the same series and of the same aggregate principal amount; (2) coupon Debentures may be registered as to principal only and if so registered may be discharged from registry; and (3) a registered Debenture may be transferred by the registered holder thereof or his executors, administrators or other legal representatives or his or their attorney duly appointed in writing. A coupon Debenture, unless it has been registered as to principal and such registration noted thereon, shall be payable to bearer and pass by delivery, and notwithstanding such registration the coupons when detached therefrom shall continue to be payable to bearer and pass by delivery.

SECTION 4.02

     This Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee for the time being under the Trust Indenture.

     IN WITNESS WHEREOF Bell Canada has caused its corporate seal to be hereto affixed and this Debenture to be signed by its President and its Corporate Secretary and dated November 15, 1984.

BELL CANADA

Corporate Secretary	President
(Seal)
(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE
This Debenture is one of the 12.65% Debentures, Series DN, Due 2003 referred to in the Trust Indenture within mentioned.

Date of certification
THE ROYAL TRUST COMPANY, Trustee

By:

Authorized Officer

SECTION 4.02
(Form of Transfer) TRANSFER

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transferts) unto the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing. attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated

In the presence of:

SECTION 4.02
No	$
BELL CANADA DÉBENTURE À 12.65%, SÉRIE DN, ÉCHÉANT EN 2003

     BELL CANADA (ci-après appelée la «société»), pour valeur reçue, reconnaît par les présentes devoir et promet de payer à ou à ses ayants droit inscrits, le 15 novembre 2003 ou à toute date antérieure à laquelle le principal des présentes peut devenir exigible en vertu des dispositions de l’acte de fiducie mentionné ci-dessous, le montant en principal de DOLLARS en monnaie légale du Canada (plus toute somme additionnelle, le cas échéant, qui peut devenir exigible à titre de prime) sur présentation et remise de cette débenture à toute succursale au Canada de la Banque de Montréal, au choix du porteur, et de payer l’intérêt sur ledit montant en principal au taux de 12.65% Tan, en la même monnaie, semi-annueliement le 15 mai et le 15 novembre de chaque année, à compter du 15 mai 1985, jusqu’au paiement dudit montant en principal, à compter de la date des présentes ou de la date de paiement d’intérêt qui précède immédiatement la date d’attestation des présentes, selon la dernière éventualité, à moins que cette date d’attestation ne soit une date de paiement d’intérêt, auquel cas cette débenture portera intérêt à compter de cette date de paiement d’intérêt, cet intérêt étant payable à l’un ou l’autre de ces endroits, au choix du porteur. Au cas où la société ferait défaut, à tout moment, de payer le principal ou tout intérêt ou toute prime sur cette débenture, elle promet de payer l’intérêt sur le montant en défaut en la même monnaie et au même taux, aux mêmes endroits et semi-annuellement, aux mêmes dates. L’intérêt sur cette débenture sera payable (sauf à l’échéance ou au rachat alors que l’intérêt pourra, au choix de la société, être payé sur remise de cette débenture) par chèque posté au porteur inscrit de cette débenture, tel que le prévoit l’acte de fiducie, et, sous réserve des dispositions de l’acte de fiducie, l’envoi par la poste d’un tel chèque satisfera et acquittera l’obligation de payer l’intérêt sur cette débenture jusqu’à concurrence du montant représenté par ce chèque plus le montant de toute taxe ou impôt que la société est tenue de retenir et qu’elle retient.

     Cette débenture est l’une des débentures de la société émises ou pouvant être émises en une ou plusieurs séries en vertu des dispositions d’une convention (cette convention, ainsi que tous les actes supplémentaires ou se rattachant à celle-ci, sont ci-appelés l’«acte de fiducie») intervenue en date du 1er juillet 1976 entre la société et la Compagnie Trust Royal (ci-après appelée le «fiduciaire») à titre de fiduciaire. Les débentures à 12.65%, série DN, échéant en 2003 (ci-après

SECTION 4.02

quelquefois appelées les «débentures de la série DN»), dont cette débenture fait partie, sont limitées au montant en principal global de $125,000,000 en monnaie légale du Canada et viennent à échéance le 15 novembre 2003. Le montant en principal global des débentures des autres séries qui peuvent être émises en vertu de l’acte de fiducie est illimité, mais ces débentures ne peuvent être émises que conformément aux modalités et sous réserve des conditions prévues dans l’acte de fiducie.

     Cette débenture prend rang égal et proportionnel avec toutes les autres débentures attestées et livrées en vertu de l’acte de fiducie, sans distinction, préférence ou priorité. Cette débenture constitue une obligation directe non garantie de la société. Il y a lieu de se reporter à l’acte de fiducie pour le détail des droits des porteurs de débentures, ceux de la société et du fiduciaire à l’égard des présentes et pour le détail des modalités et conditions en vertu desquelles les débentures sont émises et détenues, à l’ensemble desquels le porteur de cette débenture consent par son acceptation des présentes.

     La société ne peut racheter les débentures de la série DN à quelque fin que ce soit avant le 15 novembre 1989. Le 15 novembre 1989 ou après cette date, les débentures de la série DN peuvent être rachetées au gré de la société en totalité ou de temps à autre en partie, sur préavis d’au moins trente (30) jours et d’au plus soixante (60) jours, comme le prévoit l’acte de fiducie, à des prix équivalant aux pourcentages suivants du montant en principal en cause plus l’intérêt couru à la date fixée pour le rachat:

En cas de rachat		En cas de rachat
dans les 12 mois		dans les 12 mois
se terminant le		se terminant le
14 novembre	Pourcentage	14 novembre	Pourcentage

1990	108.40	1997	102.45
1991	107.55	1998	101.60
1992	106.70	1999	100.80
1993	105.85	2000	100.00
1994	105.00	2001	100.00
1995	104.15	2002	100.00
1996	103.30	2003	100.00

à la condition que la société ne rachète aucune débenture de la série DN avant le 15 novembre 1998 si ce rachat devait s’effectuer par l’emploi, direct ou indirect, de fonds obtenus au moyen d’un emprunt dont le coût effectif d’intérêt serait inférieur à 12.65% par année, ou en prévision d’un tel emprunt.

SECTION 4.02

     La société se réserve le droit, conformément aux modalités et conditions contenues dans l’acte de fiducie, d’acheter des débentures de la série DN sur le marché, par appel d’offres ou par convention privée.

     Dans le cas d’un défaut, tel que le définit l’acte de fiducie, le principal et l’intérêt de toutes les débentures en cours en vertu de l’acte de fiducie peuvent être déclarés immédiatement dus et exigibles et le devenir dès lors, avec les conséquences et sous réserve des conditions contenues dans l’acte de fiducie. L’acte de fiducie contient des dispositions concernant la renonciation aux défauts et l’annulation de telles déclarations et précise les modalités et conditions auxquelles sont soumises ces renonciations et annulations.

     L’acte de fiducie contient des dispositions qui prévoient que tous les porteurs de débentures en cours seront liés par des résolutions adoptées aux assemblées de tels porteurs, tenues conformément à de telles dispositions, ainsi que par des écrits signés par les porteurs d’une majorité spécifiée de débentures en cours.

     Sur présentation au bureau principal du fiduciaire à St. John’s, Halifax, Charlottetown, Saint-Jean (N.-B.), Montréal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, mais sous réserve des dispositions de l’acte de fiducie et une fois satisfaites les exigences raisonnables du fiduciaire: (1) les débentures munies de coupons peuvent être échangées pour des débentures entièrement nominatives et vice versa et les débentures de toute coupure peuvent être échangées des débentures de toute autre coupure autorisée, dans chaque cas de la même série et pour un même montant en principal global; (2) les débentures munies de coupons peuvent être immatriculées quant au principal seulement et si elles sont ainsi immatriculées elles peuvent être libérées de cette immatriculation; et (3) une débenture immatriculée peut être transférée par son porteur inscrit ou ses exécuteurs, administrateurs ou autres représentants légaux, ou par son ou leur fondé de pouvoir dûment mandaté par écrit. Une débenture munie de coupons, à moins qu’elle n’ait été immatriculée quant au principal et qu’une telle immatriculation n’ait été notée sur celle-ci, sera payable au porteur et cessible par livraison et, nonobstant l’immatriculation, les coupons une fois détachés de la débenture continueront d’être payables au porteur et d’être cessibles par livraison.

     Cette débenture ne liera la société que lorsqu’elle aura été attestée par le fiduciaire alors en fonction en vertu de l’acte de fiducie ou au nom de celui-ci.

SECTION 4.02
EN FOI DE QUOI Bell Canada a fait apposer son sceau à cette débenture et l’a fait signer par son président et son secrétaire de la société en date du 15 novembre 1984.
BELL CANADA

Le secrétaire de la société,	Le président,

(Seal)

(Form of Trustee’s Certificate) ATTESTATION DU FIDUCIAIRE
La présente débenture est une des débentures à 12.65%, série DN, échéant en 2003, visées dans l’acte de fiducie mentionné ci-dessus.

COMPAGNIE TRUST ROYAL,
fiduciaire

Par:

signataire autorisé

SECTION 4.02
(Form of Transfer) TRANSFERT

     POUR VALEUR REÇUE, le(s) soussigné(s), par les présentes, cède(nt) et transporte(nt) à la présente débenture y compris le principal et les intérêts courus sur celle-ci et par les présentes constitue(nt) et nomme(nt) irrévocablement fondé de pouvoir aux fins de transférer cette débenture sur le registre tenu à cette fin et avec plein droit de délégation de pouvoir.

Daté du

En présence de:

SECTION 5.01
ARTICLE FIVE Execution

     SECTION 5.01. Counterparts and Formal Date. This Tenth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of November 15, 1984.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) LISE VIAU	by: (Signed) G.L. HENTHORN
Witness

(Signed) J. J. HORBA	and: (Signed) GUY HOULE
Witness
(Seal)
THE ROYAL TRUST COMPANY

(Signed) R. BENNETT	by: (Signed) R.E. FRANCIS
Witness

(Signed) F. RAYMOND	and: (Signed) R. BOURDON
Witness
(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006